SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                                Amendment No. 1

                 Under the Securities Exchange Act of 1934


                             Union Community Bancorp
           --------------------------------------------------------
                                (Name of issuer)


                                  Common Stock
           --------------------------------------------------------
                          (Title of class of securities)


                                    906054101
           --------------------------------------------------------
                                 (CUSIP number)


                                  Richard Barag
                               7965 Castor Avenue
                             Philadelphia, PA 19152
                                 (215) 745-6074
           --------------------------------------------------------
           (Name, address and telephone number of person authorized to receive notices and communications)


                               September 17, 1999
           --------------------------------------------------------
            (Date of event which requires filing of this statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e) 13d-1(f) or 13d-1(g), check the following box / /.

   NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 13d-7(b) for other parties to whom copies are to be sent.

   (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

CUSIP No. 906054101


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of
     Above Persons

     Richard Barag
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     PF
-------------------------------------------------------------------------------
 (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                   / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     United States
-------------------------------------------------------------------------------
                             (7) Sole Voting Power
   NUMBER OF                      182,050
     SHARES                  --------------------------------------------------
  BENEFICIALLY               (8) Shared Voting Power
    OWNED BY                      None
      EACH                   --------------------------------------------------
   REPORTING                 (9) Sole Dispositive Power
  PERSON WITH                     182,050
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                  None
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     182,050
-------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                          / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     0.07%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

ITEM 1.  SECURITY AND ISSUER.

     Common stock par value 0.001 per share, Union Community Bancorp 221 E. Main Street Crawfordsville, IN 47933.


ITEM 2.  IDENTITY AND BACKGROUND.

    (a)   Richard Barag

    (b)   7965 Castor Avenue, Philadelphia PA 19152

    (c)   Owner - Barag & De Cave, 7965 Castor Avenue, Philadelphia PA 19152

    (d)   n/a

    (e)   n/a

    (f)   United States


ITEM 3.  SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATIONS.

    Personal Funds totaling $2,184,600.


ITEM 4.  PURPOSE OF TRANSACTION.

    The Reporting Person acquired and continues to hold the securities of the Issuer for investment purposes. The Reporting Person does not have any present plans or proposals which relate to or would result in any of the items described in Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     [DATA TO BE FILLED IN]

    (a)   182,050                    .07%


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         n/a

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     n/a


     After reasonable inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.


DATED:  September 17, 1999


                                       /s/ Richard Barag
                                       ----------------------------------------
                                       By: Richard Barag